

December 21, 2012

<u>Via E-mail</u>
Mr. Barton Hedges
Chief Executive Officer
Greenlight Capital Re, Ltd.
65 Market Street, Suite 1207, Camana Bay
P.O. Box 31110
Grand Cayman, KYI-1205
Cayman Islands

> **Re:** **Greenlight Capital Re, Ltd.**
> **Form 10-K for Fiscal Year Ended December 31, 2011**
> **Filed February 21, 2012**
> **Form 10-Q for the Quarterly Period Ended September 30, 2012**
> **Filed October 31, 2012**
> **File No. 001-33493**

Dear Mr. Hedges:

We have reviewed your filings and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filings.

<u>Form 10-K for Fiscal Year Ended December 31, 2011</u>

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations</u>
<u>Results of Operations</u>
<u>Net Investment Income, page 43</u>

1. Please provide us proposed disclosure to be included in future periodic reports quantifying and explaining each factor underlying the decrease in "realized gains (losses) and change in unrealized gains and losses, net" from $232.4 million in 2009 to $134.3 million in 2010 and from $134.3 million in 2010 to $57.1 million in 2011.

2. Short sales increased from $683.8 million at December 31, 2011 to $1.02 billion at September 30, 2012 and, as stated on page 23, subject you to unlimited loss potential. Please provide us proposed disclosure to be included in future periodic reports that describes and quantifies the primary known risks and uncertainties of your investment portfolio, particularly those related to your short sales, and the expected effect on your future results of operations and financial position.

Liquidity and Capital Resources
Contractual Obligations and Commitments, page 48

3. Please provide us proposed disclosure to be included in the contractual obligation table in future periodic reports for payment obligations under contractual arrangements governing your short sales.

Consolidated Financial Statements
Statement of Cash Flows, page F-6

4. Provide us proposed disclosure to be included in future periodic reports that disaggregates the line items "purchases of investments and financial contracts" and "sales of investments and financial contracts" by major security type, such as showing "equity securities, trading" separately from "securities sold, not yet purchased." ASC 320-10-55-6 states that sales of securities that the seller does not own at the time of sale are obligations to deliver securities, not investments.

Notes to Consolidated Financial Statements
9. Share Capital, page F-21

5. Please address the following by providing us proposed disclosure to be included in future periodic filings or telling us why disclosure is not required:
   - Disclose the amount of statutory capital and surplus as required by ASC 944-505-50-1a.
   - Disclose the amount of statutory capital and surplus necessary to satisfy regulatory requirements if significant in relation to the entity's statutory capital and surplus, as required under ASC 944-505-50-1b. If not significant, clarify in the disclosure.
   - Provide, as applicable, disclosures required by ASC 944-505-3, 5 and 6.
   - Disclose the amount of statutory net income or loss for each period as required by Rule 7.03(a) (23)(c) of Regulation S-X.
   - Disclose the amount of retained earnings that is restricted or free of restriction for payment of dividends to Greenlight Capital Re, Ltd's shareholders. Refer to Rule 4-08(e) (1) of Regulation S-X.
   - Disclose the amounts of restricted net assets of subsidiaries as of December 31, 2011 or tell us how your current disclosure meets the objective of Rule 4-08(e) (3) of Regulation S-X.

11. Net Investment Income, page F-24

6. Provide us proposed disclosure to be included in future periodic reports of the portion of trading gains and losses that relates to trading securities still held at the reporting date as required by ASC 320-10-50-9e or direct us to the location of that disclosure.

Form 10-Q for the Quarterly Period Ended September 30, 2012
Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 38

7. You state only "For the nine months ended September 30, 2012, we used $34.7 million in cash from operations principally for underwriting activities." Provide us proposed disclosure to be included in future periodic reports that explains why cash used in operating activities increased from the 2011 period to the 2012 period. Also address the reasons for the trend in decreasing cash provided by/increasing cash used in operating activities since 2009 and if you expect this trend to continue.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Frank Wyman, Staff Accountant, at (202) 551-3660 or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614 if you have any questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant